NO ACT

PE
12-29-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010602

February 22, 2010

Glen P. Garrison
Keller Rohrback L.L.P.
1201 Third Avenue
Suite 3200
Seattle, WA 98101-3052

Received SEC
FEB 22 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2010

Re: Cascade Financial Corporation
Incoming letter dated December 29, 2009

Dear Mr. Garrison:

This is in response to your letter dated December 29, 2009 concerning the shareholder proposal submitted to Cascade Financial by Thomas H. Rainville. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Thomas H. Rainville

*** FISMA & OMB Memorandum M-07-16 ***

February 22, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cascade Financial Corporation
Incoming letter dated December 29, 2009

The proposal requests that the board immediately adopt an executive compensation policy that forbids bonus payments to executive officers until Cascade Financial redeems the preferred stock issued to the U.S. Treasury under the Troubled Asset Relief Program and quarterly dividends to holders of common stock are declared and paid.

We are unable to concur in your view that Cascade Financial may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Cascade Financial may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Cascade Financial may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of senior executive compensation. Accordingly, we do not believe that Cascade Financial may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Cascade Financial may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Cascade Financial may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LAW OFFICES OF

KELLER ROHRBACK L.L.P.

December 29, 2009

<u>VIA EMAIL (SHAREHOLDERPROPOSALS@SEC.GOV)</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Cascade Financial Corporation/Shareholder Proposal submitted by Thomas Rainville

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Cascade Financial Corporation (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934. The Company received a shareholder proposal (the "Proposal") from shareholder Thomas Rainville (the "Proponent") for inclusion in the Company's proxy materials for its Annual Shareholder's Meeting to be held in April 2010 (the "Proxy Materials"). By this letter, the Company respectfully requests that the staff of the Division of Corporate Finance (the "Staff") confirm that the Staff will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes the Proponent's Proposal from the Proxy Materials for the reasons discussed below.

Pursuant to Rule 14a-8(j), we have:

- Filed this letter with the Commission no later than eighty (80) days before the Company intends to file its definitive Proxy Materials for the Company's Annual Meeting to be held in April 2010; and
- Concurrently sent copies of this correspondence to the Proponent.

■ KELLER ROHRBACK L.L.P. 1201 THIRD AVENUE, SUITE 3200, SEATTLE, WASHINGTON 98101-3052, TELEPHONE: (206) 623-1900, FAX: (206) 623-3384 ■
KELLER ROHRBACK L.L.P. 770 BROADWAY, 2ND FLOOR, NEW YORK, NEW YORK 10003, TELEPHONE: (646) 495-6198, FAX: (646) 495-6197
KELLER ROHRBACK P.L.C. 3101 NORTH CENTRAL AVENUE, SUITE 1400, PHOENIX, ARIZONA 85012, TELEPHONE: (602) 248-0088, FAX: (602) 248-2822
WWW.KELLERROHRBACK.COM

Proposal

RESOLVED, that the shareholders of Cascade Financial Corporation (the "Bank") hereby request that the Board of Directors immediately adopt an executive compensation policy that forbids all bonus payments to executive officers, except to the extent required by existing employment agreements, until: a) the Bank redeems the preferred stock issued to the U.S. Treasury under [the] government's Troubled Asset Relief Program (TARP); and b) quarterly dividends to holders of common stock are declared and paid.

A copy of the Proposal is attached to this letter as Exhibit A.

Basis for Exclusion

We believe that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(3) which allows a company to exclude a proposal if it is contrary to the proxy rules because it is vague and indefinite;
- Rule 14a-8(i)(7) which allows a company to exclude a proposal if it relates to the company's ordinary business operations (i.e., general compensation matters); and
- Rule 14a-8(i)(10) which allows a company to exclude a proposal if the company has substantially implemented the proposal.

Rule 14a-8(i)(3): Vague and Indefinite

Under Rule 14a-8(i)(3), a company may omit a proposal if the proposal is contrary to proxy rules. One such proxy rule is Rule 14a-9 which prohibits, in part, the inclusion in proxy materials of any misleading statement. The Staff has often indicated that vague and indefinite proposals are "misleading" and contrary to Rule 14a-9 and can therefore be omitted. *See Bank of America* (Feb. 25, 2008)(allowing the company to exclude a proposal because it was vague and indefinite due to a lack of definition of key terms which were subject to multiple interpretations and which provided insufficient guidance to allow the Company to implement the proposal); *Wendy's International Inc.* (Feb. 24, 2006)(allowing Wendy's to omit a proposal that was vague and indefinite because it failed to define key terms and the intent of the proposal was vague and indefinite). Like in *Bank of America* where the Staff agreed a proposal could be found vague and indefinite because it failed to define key terms which were subject to multiple interpretations, here the Proposal does not define "executive officers". "Executive officers" could be interpreted as anyone at a Company with the title of officer, or only those top executives involved in the Company's Senior Management team. Because the Proposal is indefinite and open to multiple interpretations, the Company should be allowed to omit it under Rule 14a-8(i)(3).

Rule 14a-8(i)(7): Ordinary Business Operations

The Company should also be allowed to omit the resolution pursuant to Rule 14a-8(i)(7) which allows a Company to omit a resolution pertaining to a company's ordinary business operations. The Proposal impacts compensation matters relating to all employees of the Company and therefore the Rule relates to the Company's ordinary business operations. In Staff Bulletin No. 14A, the Staff explained its position that under Rule 14a-8(i)(7) companies may exclude proposals relating to general employee compensation matters because they relate to the company's ordinary business operations. *See Pfizer Inc.* (Dec. 21, 2006)(concluding that a shareholder proposal could be omitted under the rule 14a-8(i)(7) because it related to the ordinary business operations of the company as it related to general compensation matters); *Amazon.com Inc.* (Mar. 7, 2005)(where the Staff concluded that the shareholder proposal could be omitted because it pertained to all employees); *Woodward Govern Company* (Aug. 18, 2004)(allowing a shareholder proposal which called for the end of all stock options to be omitted as it pertains to all employees); *Lucent Technologies, Inc.* (Nov. 6, 2001)(explaining that Lucent could omit the proposal seeking to decrease the salaries, remuneration and expenses of "ALL officers and directors" because it pertains to the company's ordinary business operations (i.e., general compensation matters)); *Plexus Corp.* (Aug. 13, 2007)(where the Staff allowed the company to omit a shareholder proposal under rule 14a-8(i)(7) because it related to the ordinary business operations of the company as it related to general compensation matters; the shareholders attempted to eliminate all stock options). The Proposal seeks to limit all bonuses to all "executive officers". However, no definition of executive officers is offered. Therefore, the proposal relates to all officers of the Company. As the Staff allowed Lucent Technologies to omit a shareholder proposal relating to all officers and directors of a company, the Company should be allowed to omit the Proposal relating to the possible bonuses of all officers of the Company. If the shareholder were allowed to modify the Proposal to only impact senior executive officers, then the Proposal should be omitted because the Company has already substantially implemented the policy.

Rule 14a-8(i)(10): Substantially Implemented

Finally, the Company should be allowed to omit the Proposal because the Company has already substantially implemented the Proposal pursuant to Rule 14a-8(i)(10). When a company demonstrates that it has already acted upon the elements addressed in the proposal, the Staff has agreed that the proposal has been "substantially implemented" and that the proposal may be excluded. *See, e.g., Del Monte Foods Company* (June 3, 2009) and *Exxon Mobile Corp.* (Mar. 23, 2009). Additionally, a company does not need to fully effect a proposal for the company to be able to exclude it because it is "substantially implemented". *See, e.g., Del Monte Foods Company* (June 3, 2009); Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983)(explaining that previously the Staff had required a proposal to be "fully effected" to permit the omission of the proposal, however: "The Commission has determined that the previous formalistic application of this provision defeated its purpose.") The key to substantial implementation under Rule 14a-

8(i)(10) is that a company must address the shareholder's underlying concerns, even if the "manner" in which the company addressed the shareholder's concern is not exactly the same. *See, e.g., Del Monte Foods Company* (June 3, 2009); *Exxon Mobile Corp.* (Mar. 23, 2009); *Anheuser-Busch Co., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); and *The Talbots Inc.* (Apr. 5, 2002).

On November 21, 2008, the U.S. Government invested in the Company under the Capital Purchase Program ("CPP") as part of the Troubled Asset Relief Program. Under CPP, the Company is subject to the regulations under the Department of Treasury in 31 CFR Part 30. Section 30.10 prohibits the payment of bonuses to the five most highly compensated employees of any TARP recipient receiving more than $25,000,000 but less than $250,000,000 during the TARP period. Because the Company received $38,970,000, it is required by law to prohibit bonuses to the five most highly compensated employees. The Company is in compliance with CPP and does not intend to pay any bonuses while it is a part of the CPP program. The Company therefore has substantially implemented the Proposal because it may not and will not offer bonus payments to the five most highly compensation employees. Thus, the Company intends to omit the Proposal from the Proxy Materials.

Conclusion

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials for the Annual Meeting to be held in April 2010. Should you need any additional information, we would be happy to provide it for you. Please do not hesitate to contact me at (206) 224-7573 or ggarrison@kellerrohrback.com.

Very truly yours,



Glen P. Garrison

GPG/aeh
Attachment
cc: Thomas Rainville (via U.S. Mail)
Carol K. Nelson (via email)

EXHIBIT A
THE PROPOSAL, COVER LETTER AND ADDRESS OF SHAREHOLDER PROPONENT

[See next page.]

November 2, 2009

Cascade Financial Corporation
2828 Colby Ave.
Everett, WA 98201

In accordance with SEC Rule 14a-8, the undersigned shareholder hereby submits the following proposal and supporting statement for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders of Cascade Financial Corporation.

Proposal

RESOLVED, that the shareholders of Cascade Financial Corporation (the "Bank") hereby request that the Board of Directors immediately adopt an executive compensation policy that forbids all bonus payments to executive officers, except to the extent required by existing employment agreements, until: a) the Bank redeems the preferred stock issued to the U.S. Treasury under government's Troubled Assets Relief Program (TARP); and b) quarterly dividends to holders of common stock are declared and paid.

Supporting Statement for Proposal

Since mid-2008 the Bank's financial performance has been unacceptable, with millions of dollars of losses from bad investments and bad loans. Specifically, the Bank reported a $17.3 million loss on preferred shares of FNMA (Fannie Mae) and FHLMC (Freddie Mac) in the third quarter of 2008 and over $27 million in net loan charge-offs in the first three quarters of 2009. Dividends to shareholders were eliminated in 2009 and the market price of the Bank's common stock traded near historic lows for much of 2009. Additionally, as disclosed in its third quarter 2009 SEC filings, the Bank is under FDIC scrutiny and has received notice that it will be subject to a corrective action program. The FDIC's concerns include liquidity, and the Bank has been instructed to take steps to preserve capital. However, even with this poor performance, the Bank's executives continue to receive generous pay packages. The shareholders should demand that the Board make executive officers accountable through a suspension of bonuses until the Bank returns to financial health.

Certification

The undersigned hereby certifies that he has continuously owned at least $2,000 worth of the Bank's common stock for more than one year. The undersigned further certifies that he intends to continue holding such stock through the date of the Bank's 2010 Annual Meeting of Shareholders, that he or his authorized representative will appear at the meeting to present this proposal, and that in all other respects the undersigned is qualified to make this proposal.

Sincerely,



Thomas H. Rainville

November 4, 2009

Cascade Financial Corporation
2828 Colby Ave
Everett WA 98201

Pursuant to SEC Rule 14a-8 several shareholders have decided to submit proposals for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders of Cascade Financial Corporation. This letter confirms that today I personally delivered proposals on behalf of the following shareholders:

FRANK MC CORD
THOMAS RAINVILLE
THOMAS ECKSTROM
CHARLES MERTEL

Sincerely,



Frank McCord

Shareholder Proponent:
Thomas H. Rainville

*** FISMA & OMB Memorandum M-07-16 ***